                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                             STRAYER EDUCATION, INC.
                       (Name of Subject Company (Issuer))

                             STRAYER EDUCATION, INC.
                        (Name of Filing Person (Issuer))

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    863236105
                      (CUSIP Number of Class of Securities)

                                HARRY T. WILKINS
                             CHIEF FINANCIAL OFFICER
                             STRAYER EDUCATION, INC.
                              8550 CINDER BED ROAD
                            NEWINGTON, VIRGINIA 22122
                                 (703) 339-2558
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:

          WALTER G. LOHR, JR.                                         TREVOR S. NORWITZ
        HOGAN & HARTSON L.L.P.                                  WACHTELL, LIPTON, ROSEN & KATZ
 111 SOUTH CALVERT STREET, SUITE 1600                                51 WEST 52ND STREET
          BALTIMORE, MD 21202                                      NEW YORK, NY 10019-6150
            (410) 659-2700                                              (212) 403-1000

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
---------------------                                     ----------------------
   $212,500,000.00                                             $42,500.00

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 8,500,000 shares of Common Stock are purchased at a price per share of $25.00.
** Previously paid.

[ ]Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A                         Filing Party:  N/A
                         ---                                        ---
Form or Registration No.:  N/A                       Date Filed:  N/A
                           ---                                    ---

[ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.    [ ] going-private transaction subject to Rule 13e-3.
[X] issuer tender offer subject to Rule 13e-4.         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

         This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO relates to the offer by Strayer Education, Inc., a Maryland corporation (the "Company"), to purchase up to 8,500,000 shares of Strayer's common stock, $.01 par value per share, at a price per share of $25.00, net to the seller in cash without interest thereon. Strayer's offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 17, 2001 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the "offer". This Amendment No. 2 to Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

         The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Amendment No. 2 to Schedule TO by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 1.   SUMMARY TERM SHEET.

ITEM 4.   TERMS OF THE TRANSACTION.

         Items 1 and 4 are hereby supplemented and amended as follows:

1. Section 9 of the Offer to Purchase, Source and amount of funds, is amended by deleting the penultimate sentence of the first paragraph (as previously amended) and inserting the following in its place:

                  An aggregate of $ 212.5 million, which includes the proceeds of the series A convertible preferred stock issuance and $62.5 million from us, was deposited in escrow on March 16, 2001 following the satisfaction of certain conditions to closing of the transactions contemplated by the series A purchase agreement. There are limited circumstances in which the series A purchase agreement may be terminated, in which case the offer to purchase will be terminated and these funds will not be released to pay for any shares that have been tendered. These circumstances involve the failure to satisfy any one of the following conditions:

                        -       receipt of all required government approvals

                        - notification of listing of additional shares with The Nasdaq National Market

                        - no injunctions or proceedings filed to stop the closing of the series A purchase by the Investors

                        - the filing and effectiveness of an amendment to our charter and the articles supplementary creating the rights and preferences of the series A convertible preferred stock with the Maryland State Department of Assessments and Taxation

                        - execution and delivery of a registration rights agreement between us and the Investors

                        - delivery of a legal opinion by our outside counsel

                  As of May _, 2001, we have received all required government approvals and we are not aware of the filing of any injunctions or proceedings to prevent the closing of the series A purchase. The charter amendment and the articles supplementary will be filed prior to the Expiration Date, and we are currently obtaining the necessary signatures to the registration rights agreement. The contents of the legal opinion have been agreed upon and we are unaware of any fact or circumstance that would prevent our counsel from delivering the opinion at the closing.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             STRAYER EDUCATION, INC.


                                             By:        /s/ Harry T. Wilkins
                                                        --------------------
                                             Name:      Harry T. Wilkins
                                             Title:     Chief Financial Officer


Dated: May 7, 2001

                                  EXHIBIT INDEX

         Exhibit No.                  Description
         -----------                  -----------
         (a)(1)(A)    Form of Offer to Purchase, dated April 17, 2001.*
         (a)(1)(B)    Form of Letter of Transmittal (including Certification of
                      Taxpayer Identification Number on IRS Substitute Form W-9
                      and Guidelines for Certification of Taxpayer
                      Identification Number on IRS Substitute Form W-9).*
         (a)(1)(C)    Form of Notice of Guaranteed Delivery.*
         (a)(1)(D)    Form of Letter to Brokers, Dealers, Commercial Banks,
                      Trust Companies and Other Nominees.*
         (a)(1)(E)    Form of Letter to Clients for Use by Brokers, Dealers,
                      Commercial Banks, Trust Companies and Other Nominees.*
         (a)(2-4)     Not applicable.
         (a)(5)(A)    Text of Press Release issued by Strayer Education, Inc.,
                      dated November 29, 2000.**
         (a)(5)(B)    Form of Letter to Stockholders of Strayer Education, Inc.,
                      dated April 17, 2001, from Robert S. Silberman, President
                      and Chief Executive Officer of Strayer Education, Inc.*
         (b)          None.
         (d)(1)       Support and Option Agreement, dated as of November 28,
                      2000, by and among Strayer Education, Inc., Ron K.
                      Bailey, Beverly W. Bailey, and New Mountain Partners, L.P.
                      and DB Capital Investors, L.P. ***
         (d)(2)       Preferred Stock Purchase Agreement, dated as of
                      November 28, 2000, by and among Strayer Education, Inc.,
                      and New Mountain Partners, L.P. and DB Capital Investors,
                      L.P. ***
         (d)(3)       Form of Articles Supplementary of the Company. ***
         (g)          None.
         (h)          Not applicable.



*   Previously filed on Schedule TO-I on April 17, 2001.
**  Previously filed on Schedule TO-C on November 30, 2000.
*** Filed as an annex to the Company's Definitive Proxy Statement filed on February 14, 2001.